FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2005

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]            Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [    ]            No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V. (Registrant)

Date: December 13, 2005

	By:	/s/ Othón Frías Calderón
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV AZTECA INVESTOR RELATIONS WEBSITE RECEIVES

INTERNATIONAL RECOGNITION FOR EXCELLENCE

—One of the World’s Top IR Web Pages, According to iNOVA—

FOR IMMEDIATE RELEASE

Mexico City, December 13, 2005—TV Azteca, S.A. de C.V. (BMV: TVAZTCA; Latibex: XTZA), one of the two largest producers of Spanish language television programming in the world, announced today that its Investor Relations website www.irtvazteca.com, was recognized with silver medal as one of the world’s top company websites by technical evaluation.

The basis for the award was a comprehensive review that takes into account concept, content, creativity, ease of navigation, design, functionality, innovation and overall success in achieving the user’s goals. iNOVA’s judging board was comprised of top Internet marketing, advertising, public relations, and design professionals from around the globe.

TV Azteca noted it is the third consecutive year that iNOVA expert’s panel distinguishes the company’s IR website with an award, and that this year’s recognition represents a higher level of quality. The company is pleased that its ongoing efforts to serve its site users are better perceived, and is committed to continuously find ways for improvement of this key communications vehicle.

“The award is very significant for us, particularly when considering that the site was entirely created in house by our investor relations team, from its conception to the technical operation, as part of a broad company culture to optimize internal resources,” said Bruno Rangel, Director of Investor Relations of Grupo Salinas.

Visit our website at: www.irtvazteca.com. We welcome comments to further improve this important communication tool.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in filings with securities authorities .

Investor Relations:

Bruno Rangel		Rolando Villarreal
+ 52 (55) 1720 9167		+ 52 (55) 1720 0041
jrangelk@tvazteca.com.mx		rvillarreal@gruposalinas.com.mx

Media Relations:

Tristán Canales		Daniel McCosh
+ 52 (55) 1720 5786		+ 52 (55) 1720 0059
tcanales@gruposalinas.com.mx		dmccosh@tvazteca.com.mx

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